Exhibit 99.1

GERDAU AMERISTEEL AND UNITED STEELWORKERS UNION REACH
AGREEMENTS AT BEAUMONT, TEXAS, ST. PAUL, MINNESOTA AND WILTON,
IOWA MILLS

TAMPA, FL, MARCH 8, 2007 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA.TO) today announced it has reached agreements with the USW at Gerdau Ameristeel’s Beaumont, Texas, St. Paul, Minnesota and Wilton, Iowa steel mills. The new contracts are effective March, 2007 and run through March 2010, July 2010 and September 2010, respectively.

“Our goal throughout all the negotiations has always been to work with the union to reach fair labor agreements that will help to position the company to deal with the cyclical nature of the steel industry and provide our employees with competitive compensation and benefits,” said Jim Rogers, Gerdau Ameristeel’s Vice President of Human Resources.

Negotiations continue at the company’s steel mills in Calvert City Kentucky; Joliet, Illinois; Sand Springs, Oklahoma; and Whitby, Canada.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through its vertically integrated network of 17 minimills (including one 50%-owned joint venture minimill), 17 scrap recycling facilities and 51 downstream operations (including seven joint venture fabrication facilities), Gerdau Ameristeel serves customers throughout North America. The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers (or “OEMs”) for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.

For more information please contact:
Tom J. Landa
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 207-2300

Media Contact:
Rebekah Morgan
(866) 762-9722